UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2024
Commission File Number: 001-31909
ASPEN INSURANCE HOLDINGS LIMITED
(Translation of registrant’s name into English)
141 Front Street
Hamilton HM 19
Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Dividend Announcement
On November 29, 2024, Aspen Insurance Holdings Limited (“Aspen” or the “Company”) issued a press release announcing dividends on its preference shares. The dividends are payable on January 1, 2025 to the holders of record as of the close of business on December 15, 2024.
The press release, furnished as Exhibit 99.1 to this Form 6-K, is incorporated by reference as part of this Form 6-K.
Redemption of 5.95% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares
On November 29, 2024, the Company issued a press release announcing that it intends to redeem all 11,000,000 shares of its outstanding 5.95% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares (the “Preference Shares”). Redemption of the Preference Shares is expected to take place on January 1, 2025 (the “Redemption Date”). The redemption will be conducted pursuant to the terms of the Certificate of Designation for the Preference Shares, dated as of May 2, 2013. The redemption price will be US$25.00 per Preference Share (the “Redemption Price”). The Redemption Price will be paid on January 2, 2025, which is the next business day following the Redemption Date. Since the Redemption Date is also a dividend payment date, the Redemption Price does not include any declared and unpaid dividends. The Company will use the net proceeds from its previously announced offering of depositary shares, each representing a 1/1,000th interest in a share of its 7.00% Perpetual Non-Cumulative Preference Shares, which closed on November 26, 2024, as well as general corporate funds, to redeem the Preference Shares.
The press release, furnished as Exhibit 99.2 to this Form 6-K, is incorporated by reference as part of this Form 6-K.
The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.
EXHIBIT INDEX

Exhibit

99.1	Press Release – Aspen Declares Dividends on Preference Shares, dated November 29, 2024.
99.2	Press Release – Aspen Announces Redemption of 5.95% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares, dated November 29, 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: November 29, 2024	By:	/s/	Mark Pickering
	Name:		Mark Pickering
	Title:		Chief Financial Officer